UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2026

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On May 1, 2026, Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) issued a press release titled “Inspira Secures $596,000 AME System Order from Leading Irish Technological University,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K (this “Report”).

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on May 1, 2026, titled “Inspira Secures $596,000 AME System Order from Leading Irish Technological University.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: May 1, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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